SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TFI INTERNATIONAL INC.

__________________________________________________________________________________

(Name of Issuer)

COMMON SHARES

__________________________________________________________________________________

(Title of Class of Securities)

87241L109

__________________________________________________________________________________

(CUSIP Number)

December 31, 2023

__________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 87241L109

1.	Names of Reporting Persons Alain Bédard
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 5,012,659 (1)
	6.	Shared Voting Power 129,533 (2)
	7.	Sole Dispositive Power 5,012,659 (1)
	8.	Shared Dispositive Power 129,533 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,142,192 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.0%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 4,223,491 common shares held directly by Mr. Bédard, (ii) 229,499 common shares held indirectly by Mr. Bédard in various retirement accounts, (iii) 48,181 performance share units scheduled to vest within 60 days of December 31, 2023, (iv) 25,493 restricted share units scheduled to vest within 60 days of December 31, 2023, and (v) 485,995 options to purchase common shares exercisable within 60 days of December 31, 2023.

(2)	Includes 129,533 common shares held by a charitable foundation. Mr. Bédard and his spouse have shared voting and dispositive power over the common shares held by such charitable foundation.

(3)

The percentage is based upon 84,441,733 common shares outstanding as of December 31, 2023, plus (i) 48,181 performance share units scheduled to vest within 60 days of December 31, 2023, (ii) 25,493 restricted share units scheduled to vest within 60 days of December 31, 2023, and (iii) the 485,995 options to purchase common shares held by Mr. Bédard exercisable within 60 days of December 31, 2023.

Item 1(a).	Name of Issuer

TFI International Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec H4S 1Z6

Item 2(a).	Name of Person Filing

This Statement is being filed on behalf of Alain Bédard.

Item 2(b).	Address of Principal Business Office

The address of the principal business office of Mr. Bédard is 96 Disco Road, Etobicoke, Ontario M3W 0A3.

Item 2(c).	Citizenship

Mr. Bédard is a citizen of Canada.

Item 2(d).	Title of Class of Securities

Common shares

Item 2(e).	CUSIP No.

87241L109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________.

Item 4.	Ownership

(a)
Mr. Bédard may be deemed to beneficially own 5,142,192 common shares as of December 31, 2023.

(b)
The number of shares that Mr. Bédard may be deemed to beneficially own constitutes approximately 6.0% of the common shares outstanding, including (i) 48,181 performance share units scheduled to vest within 60 days of December 31, 2023, (ii) 25,493 restricted share units scheduled to vest within 60 days of December 31, 2023, and (iii) the 485,995 options to purchase common shares held by Mr. Bédard exercisable within 60 days of December 31, 2023.

(c)
Number of shares as to which such person has:

(i)
sole power to vote or to direct the vote: 5,012,659

(ii)
shared power to vote or to direct the vote: 129,533

(iii)
sole power to dispose or to direct the disposition of: 5,012,659

(iv)
shared power to dispose or to direct the disposition of: 129,533

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALAIN BÉDARD

/s/ Alain Bédard, by Josiane M. Langlois, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: February 14, 2024